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EXHIBIT 8

List of subsidiaries

Name	Jurisdiction

Wavecom Asia Pacific Limited	Hong Kong SAR -PRC
Wavecom Inc	Delaware, USA
Arguin Communications Inc	California, USA
Wavecom Korea Co. Ltd	Korea
Wavecom Deutschland GMBH	Federal Republic of Germany
Wavecom Northern Europe Ltd	United Kingdom

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  EXHIBIT 8
List of subsidiaries